Exhibit 2.1

DATED   12 May, 2005

SABRE INC.

- and -

TRAVELOCITY EUROPE LIMITED

- and -

LASTMINUTE.COM PLC

IMPLEMENTATION AGREEMENT

Slaughter and May
One Bunhill Row
London EC1Y 8YY
CD051270012

DATE:   12 May, 2005

PARTIES:

1.             Sabre, Inc. (a company incorporated in the State of Delaware with Delaware file number 2089436) of 3150 Sabre Drive, Southlake, Texas, United States (“Sabre”);

2.             Travelocity Europe Limited (a company registered in England and Wales with company number 5448223) of 23-59 Staines Road, Hounslow, Middlesex TW3 3HF, United Kingdom (“Travelocity Europe”);

AND

3.             lastminute.com plc (a company registered in England and Wales with company number 03852152) of 39 Victoria Street, London SW1H 0EE, United Kingdom (“lastminute.com”).

BACKGROUND

1.             Travelocity Europe intends to make an offer for lastminute.com on the terms and subject to the conditions set out in the Press Announcement (as defined below).

2.             The parties have agreed to implement such offer by way of a scheme of arrangement pursuant to section 425 of the Companies Act.

3.             The parties have agreed to take certain steps to effect completion of such offer and wish to enter into this agreement to record their respective obligations relating to such matters.

THIS AGREEMENT PROVIDES as follows:

1.                                     Interpretation

1.1           Words and expressions used in this agreement shall have the meanings ascribed to them in Schedule 1.  Paragraphs 1.2 and 1.3 of Schedule 1 shall apply in the interpretation of this agreement.

1.2           The Schedules form part of this agreement and shall have the same force and effect as if set out in the body of this agreement and any reference to this agreement shall include the Schedules.

2.                                     Press Announcement

The parties shall procure the release of the Press Announcement at or before 7.00 am on 12 May, 2005 or such other time and date as may be agreed by the parties.

3.                                     Implementation of the Scheme

3.1           Subject as otherwise provided in this agreement, lastminute.com undertakes to Sabre and Travelocity Europe that it will take or cause to be taken all such reasonable steps as are within its powers and are reasonably necessary to implement the Scheme and, in particular, but without limitation:

(A)          lastminute.com will use all reasonable endeavours promptly, and in any event not later than 30 May, 2005 or such other date as may be agreed between the parties, to apply to the Court for leave to convene the Court Meeting and file such documents and take such other steps as may be necessary in connection therewith;

(B)           subject to:

(i)            the Court making the order necessary for the purpose of convening the Court Meeting;

(ii)           the necessary documents being settled with the Court and, where required, approved by Travelocity Europe under clause 4.2; and

(iii)          such documents (insofar as required) being approved by any regulatory authority in an applicable jurisdiction,

lastminute.com shall use all reasonable endeavours in a timely manner, and in any event no later than 9 June, 2005 or such other date as may be agreed between the parties to be no later than 28 days after publication of the Press Announcement (or such later date permitted by the Panel) to publish the requisite documents, including the Scheme Document and appropriate forms of proxy and thereafter in a timely manner, publish and/or post such other documents and information as the Court or any regulatory authority may approve or require from time to time in connection with the due implementation of the Scheme;

(C)           lastminute.com will convene the lastminute.com EGM for the purpose of considering and, if thought fit, approving the lastminute.com EGM Resolutions;

(D)          following and subject to the resolutions to be proposed at each of the Court Meeting and the lastminute.com EGM having been passed by the requisite majorities, lastminute.com shall as soon as practicable, and in any event no later than 25 July, 2005 (or such other date as may be agreed between the parties) seek the sanction of the Court to the Scheme at the Hearing and take any other action reasonably necessary to make the Scheme effective provided that lastminute.com undertakes to Travelocity Europe that it will not, without Travelocity Europe’s prior written consent, seek the sanction of the Court to the Scheme at the Hearing unless all of the Conditions contained in paragraph 2 of Appendix I of the Press Announcement are satisfied or (at the absolute discretion of Travelocity Europe but subject always to clause 3.5) waived by Travelocity Europe;

(E)           as soon as practicable after the sanction of the Court to the Scheme at the Hearing lastminute.com shall cause an office copy of the Order to be filed with the Registrar of Companies so that the Effective Date shall be 26 July, 2005 (or such other date as may be agreed between the parties); and

(F)           lastminute.com will not allot or issue any lastminute.com Shares between the Record Date and the time at which the Scheme becomes effective.

3.2           lastminute.com agrees that the Scheme Document shall incorporate a recommendation of the lastminute.com Directors to lastminute.com Shareholders to vote in favour of the Scheme and the lastminute.com EGM Resolutions, such recommendation to be in the form set out in the Press Announcement (except to the extent that the lastminute.com Directors have determined in good faith that such recommendation should not be given or should be withdrawn or modified in compliance with their fiduciary duties or modified due to the requirements of Rule 3.1 of the Code to make the substance of any independent advice known to lastminute.com Shareholders).  Travelocity Europe agrees that in this circumstance lastminute.com will be free to explain to the Court and the lastminute.com Shareholders why the lastminute.com Directors have withdrawn or modified such recommendation and lastminute.com shall cease to be under any further obligation under clauses 3, 4, 5 and 6 (subject to clause 8.1(C)).

3.3           Subject to Travelocity Europe not having elected to implement the Acquisition by way of a takeover offer in accordance with clause 3.7, Travelocity Europe shall (subject to compliance by lastminute.com with the requirements of this agreement) take all such steps as are reasonably necessary to implement the Acquisition on the terms (but subject to the Conditions) set out in the Press Announcement, and in particular shall: (i) give such undertakings as may be required by the Court in connection with the Scheme; and (ii) pay such consideration as is required to be paid under the terms of the Acquisition as soon as practicable and in any event not later than 14 days after the Effective Date.  Sabre shall procure the prompt compliance by Travelocity Europe with its obligations hereunder.

3.4           Subject to Travelocity Europe not having elected to implement the Acquisition by way of a takeover offer in accordance with clause 3.7, Travelocity Europe undertakes to lastminute.com that, subject to the satisfaction or (at the discretion of Travelocity Europe but subject always to clause 3.5) waiver of the Conditions it will, through Counsel, consent to the implementation of the Scheme.

3.5           Subject to Travelocity Europe not having elected to implement the Acquisition by way of a takeover offer in accordance with clause 3.7, Travelocity Europe confirms that it will waive the Conditions (other than Conditions contained in paragraphs 1(a), 1(b), 1(c) and 2(a)) in time to enable the Scheme to proceed and in any event by 9.00 p.m. on 24 July, 2005 unless the circumstances are of such material significance to Travelocity Europe in the context of the Acquisition that the Panel permits the Scheme to be withdrawn.  Travelocity Europe will take or cause to be taken all such reasonable steps as are within its powers and are reasonably necessary to satisfy the Conditions contained in paragraphs 2(a) and 2(d) and Sabre shall procure the prompt compliance by Travelocity Europe with such obligation.

3.6           lastminute.com undertakes not to make any election to designate shares which are subject to the Scheme as Transfer Shares without Travelocity Europe’s prior written consent provided that Sabre or Travelocity Europe is a lastminute.com Shareholder on the date immediately prior to  the Record Date.  If and whenever so requested (prior to the Record Date) by Travelocity Europe, lastminute.com will designate such number of shares subject to the Scheme as Transfer Shares as Travelocity Europe may request.

3.7           Travelocity Europe reserves the right to elect to implement the Acquisition by way of a takeover offer for the lastminute.com Shares.  In such event, Travelocity Europe agrees that such offer would be implemented on the same terms (subject to appropriate amendments, including (without limitation) an acceptance condition set at ninety per cent. of the shares to which such Offer relates), so far as applicable, as those which would apply to the Scheme.

3.8           Travelocity Europe undertakes to lastminute.com that, subject to the agreement of the Panel, if the Scheme, following approval by the requisite majority of lastminute.com Shareholders at the Court Meeting of lastminute.com Shareholders and the passing of the lastminute.com EGM Resolutions by the requisite majority at the lastminute.com EGM, is not sanctioned by the Court it will implement the Acquisition by way of a takeover offer for the lastminute.com Shares, such offer to be made to the lastminute.com Shareholders within 28 days of the hearing at which the Court declined to sanction the Scheme (such takeover offer to be implemented on the same terms, so far as applicable, as those which would apply to the Scheme (subject to such amendments as may be agreed by lastminute.com but, in any event, including an acceptance condition set at 90 per cent)).

4.                                     Preparation of Scheme Documentation

4.1           lastminute.com shall, in conjunction with Travelocity Europe and Sabre, continue preparation of the Scheme Document and the parties shall ensure that the Scheme Document is finalised in sufficient time to permit application to the Court to be made for leave to convene the Court Meetings and for the Scheme Document to be posted as provided in clause 3.

4.2           lastminute.com agrees to consult with Travelocity Europe as to the form and content of the Scheme Document and, to the extent that the Scheme Document relates to any matter (including, without limitation, the terms of the Scheme but excluding information in relation to lastminute.com, the lastminute.com Group or its directors) it will seek the approval of Travelocity Europe of the content of the Scheme Document (such approval not to be unreasonably withheld or delayed) and afford Travelocity Europe sufficient time to consider such document in order to give its approval.  Each of Travelocity Europe and Sabre undertakes to provide lastminute.com with all such information about themselves and the Sabre Group and any arrangements with management as may reasonably be required for inclusion in the Scheme Document and provide as soon as reasonably practicable all such other assistance as lastminute.com may reasonably require in connection with the preparation of the Scheme Document, including access to, and ensuring the provision of assistance by, relevant professional advisers.  Sabre and Travelocity Europe will procure that its directors accept responsibility for all of the information in the Scheme Document relating to the Sabre Group and themselves.  lastminute.com will procure that its directors accept responsibility for all other information in the Scheme Document including that relating to the lastminute.com Group.

4.3           The Parties agree that if Sabre shall effect the Acquisition by way of a takeover offer (in accordance with either clause 3.7 or 3.8) references in this paragraph to the Scheme Document shall be read and construed as references to the offer document (although, in such event, lastminute.com shall only be obliged to procure that its directors accept responsibility for all of the information in the offer document relating to the lastminute.com Group and themselves) and otherwise mutatis mutandis.

5.                                     Bondholder Meeting

5.1           Subject as provided in this agreement, lastminute.com undertakes to Sabre and Travelocity Europe that:

(A)          lastminute.com will convene the Bondholder Meeting for the purpose of the Bondholders considering and, if thought fit, approving the Bondholder Resolution;

(B)           lastminute.com shall consult with the Trustee with a view to agreeing the form of the Bondholder Circular and the time and place of the Bondholder Meeting;

(C)           lastminute.com shall use all reasonable endeavours, at the same time as the publication of the Scheme Document in accordance with clause 3.1(B) and in any event no later than 9 June, 2005 or such other date as may be agreed between the parties, to publish the Bondholder Circular and appropriate forms of proxy;

5.2           lastminute.com agrees (on behalf of the lastminute.com Directors) that the lastminute.com Directors shall give reasonable consideration to the Bondholder Resolution and to incorporating a recommendation of the lastminute.com Directors to Bondholders to vote in favour of the Bondholder Resolution in the Bondholder Circular.

5.3           lastminute.com shall, in conjunction with Travelocity Europe and Sabre, continue preparation of the Bondholder Circular and the parties shall ensure that the Bondholder Circular is finalised in sufficient time to be published as provided in clause 5.1.

5.4           lastminute.com agrees to consult with Travelocity Europe as to the form and content of the Bondholder Circular and, to the extent that the Bondholder Circular relates to any matter (excluding information in relation to lastminute.com, the lastminute.com Group or its directors), it will seek the approval of Travelocity Europe of the content of the Bondholder Circular (such approval not to be unreasonably withheld or delayed) and afford Travelocity Europe sufficient time to consider such document in order to give its approval.  Each of Travelocity Europe and Sabre undertakes to provide lastminute.com with all such information about themselves and the Sabre Group and any arrangements with management as may reasonably be required for inclusion in the Bondholder Circular and provide as soon as reasonably practicable all such other assistance as lastminute.com may reasonably require in connection with the preparation of the Bondholder Circular, including access to, and ensuring the provision of assistance by, relevant professional advisers.

6.                                     Conduct of business

6.1           lastminute.com undertakes that prior to the earlier of (i) the Effective Date and (ii) termination of this agreement in accordance with its terms, lastminute.com shall not, and it shall procure that no other member of the lastminute.com Group shall (except with the prior written consent of Travelocity Europe, such consent not to be unreasonably withheld or delayed):

(A)          carry on business other than in the ordinary course and in all material respects consistently with past practice;

(B)           other than in accordance with the terms of a legally binding agreement entered into prior to the date hereof (where details have been disclosed to Sabre and Travelocity Europe in writing prior to the date hereof), acquire (whether outright or through a lease or licence), or authorise the acquisition (whether outright or through a lease or licence), or propose, or announce an intention to propose the acquisition (whether outright or through a lease or licence) of:

(i)            any right, title or interest in any shares, trade investments, or assets comprising a business carried on as a going concern; or

(ii)           any asset (not being an asset referred to in sub-paragraph (i)) or connected group of assets, or any right, title or interest in any such asset or connected group of assets, in any case whether as a single transaction or as part of a series of transactions involving the payment of consideration of more than £1,000,000 (or equivalent in any other currency);

(C)           other than in accordance with the terms of a legally binding agreement entered into prior to the date hereof (where details have been disclosed to Sabre and Travelocity Europe in writing prior to the date hereof), dispose of, transfer (whether outright or through a lease or licence) or authorise the disposal or transfer (whether outright or through a lease or licence) of:

(i)            any material right, title or interest in any intellectual property other than in the ordinary course of the lastminute.com Group’s whitelabel business; or

(ii)           any right, title or interest in any shares, trade investments, or assets comprising a business carried on as a going concern; or

(iii)          any asset (not being an asset referred to in sub-paragraphs (i) or (ii)) or connected group of assets, in any case whether as a single transaction or as part of a series of transactions involving the payment, in the case of a disposal of an interest in leased real property having an annual rental of more than £200,000 per annum (or equivalent in any other currency) and in the case of a disposal of an interest in any other such asset, has a market value of more than £1,000,000 (or equivalent in any other currency);

(D)          save for transactions between wholly-owned subsidiaries of lastminute.com or between lastminute.com and such subsidiaries, issue, authorise or propose the issue of any debentures, or incur or increase any net indebtedness in respect of borrowed money or become subject to any guarantee or other contingent liability in respect of borrowed money in an amount in excess of the

lastminute.com Group’s financing facilities at the date hereof or, following the arrangement of new overdraft facilities (in a maximum amount not exceeding £30,000,000), in excess of the then available financing facilities of the lastminute.com Group;

(E)           recommend, declare, pay or make or propose to recommend, declare, pay or make, any capitalisation issue, dividend or other distribution, whether payable in cash or otherwise;

(F)           save pursuant to the Scheme, sub-divide, consolidate, re-classify or make any other change to its share capital;

(G)           intentionally take any step which is reasonably likely to have the effect of preventing or delaying satisfaction of any of the Conditions set out in paragraphs 1(a), 1(b), 1(c), 2(a) and 2(f)(iv) (provided that lastminute.com shall promptly disclose to Sabre any matter which, in its reasonable opinion, is relevant to the Conditions in paragraphs 2(g) and 2(h)) or intentionally omit to take any step which is reasonably likely to have the effect of preventing or delaying satisfaction of any of the Conditions in paragraphs 1(a), 1(b), 1(c) and 2(a), in each case where such failure would have a material adverse effect on the lastminute.com Group taken as a whole or the Acquisition;

(H)          take any action which would amount to an action requiring the approval of lastminute.com Shareholders in general meeting or the Panel under Rule 21 of the Code or enter into or agree to enter into any transaction that would require the approval of lastminute.com Shareholders under the listing rules of the UKLA;

(I)            save pursuant to the exercise of options granted prior to the date hereof under the lastminute.com Share Schemes or pursuant to the exercise of conversion rights under the Bonds (in each case, subject to clause 3.1(F)), issue or grant any securities including, without limitation, any options, warrants or awards, in particular in relation to any lastminute.com Share Schemes;

(J)            terminate the employment (save in the case of serious misconduct) of, or constructively dismiss, or vary the terms of employment of any director, officer or employee of lastminute.com agreed between the parties from time to time;

(K)          participate in any new joint venture entity or renew or vary any contract, commitment, arrangement or agreement relating to its existing joint ventures in the UK, Japan, Australia and South Africa or alter materially (or agree to alter materially) the financing arrangements of, or (other than in accordance with the terms of a legally binding agreement entered into prior to the date hereof (where details have been disclosed to Sabre and Travelocity Europe in writing prior to the date hereof)) provide (or agree to provide) funding to, or guarantee (or agree to guarantee), the indebtedness of such joint ventures or alter (or agree to alter) the manner in which their business is conducted to any material extent;

(L)           save pursuant to any bid or tender submitted by lastminute.com prior to the date hereof or in respect of any bid or tender in which Sabre is or may reasonably be assumed by lastminute.com to be participating, enter into, renew or vary any individual contract, commitment, arrangement or agreement which satisfies any of the following criteria:

(i)            is expected to involve annual expenditure by lastminute.com of more than £1,000,000 (or equivalent in any other currency);

(ii)           relates to a material new technology platform, involves technology of a kind not currently used by lastminute.com, or involves expenditure on current technology in excess of £500,000 (or equivalent in any other currency), except, in relation to each of paragraphs (i) and (ii), to the extent that such contract, commitment, arrangement or agreement and the expenditure in relation thereto has been provided for in lastminute.com’s current budget for the year to 30 September 2005, as reforecast after 31 December 2004 (which has been disclosed to Sabre and Travelocity Europe prior to the date hereof); or

(iii)          will involve a payment to lastminute.com on an annual basis of more than £5,000,000 (or equivalent in any other currency); or

(M)         compromise or settle any claim or dispute with a value of more than £500,000 (or equivalent in any other currency) (including by entering into, renewing or varying any individual contract, commitment, arrangement or agreement), or compromise or settle any claim or dispute in relation to any intellectual property owned or used by the lastminute.com Group or make any admissions or otherwise conduct any proceedings or negotiations in relation to such claims or disputes without having first consulted with Sabre and used reasonable efforts to take due account of the representations of Sabre and Travelocity Europe as to the conduct of such admissions, proceedings or negotiations from time to time.

6.2           lastminute.com undertakes that prior to the earlier of (i) the Effective Date and (ii) termination of this agreement in accordance with its terms, to the fullest extent permissible by law, it shall, and shall procure that other members of the lastminute.com Group shall consult with Michael S. Gilliland of Sabre before entering into or varying, or announcing any intention to enter into or vary or proposing to enter into or vary, any contract, commitment, arrangement or agreement (including, without limitation, any contract, commitment, arrangement or agreement relating to the long-term supply or sourcing of products or services and the licensing, approval, co-marketing, collaboration or other alliance or arrangement in respect of any product, service or intellectual property rights with any third party) which the Chief Executive Officer of lastminute.com in any case (acting reasonably) considers is material, (unless to do so would be a breach of confidentiality or would be a disclosure of information which the Chief Executive Officer of lastminute.com, acting reasonably, believes is commercially sensitive in a material respect).  This clause 6.2 does not apply to any contract, commitment, arrangement or agreement in respect of which clause 6.1 applies.

6.3           lastminute.com undertakes that prior to the earlier of (i) the Effective Date and (ii) termination of this agreement in accordance with its terms, it shall, and shall procure that other members of the lastminute.com Group shall, take any reasonable steps within its control which are reasonably requested by Travelocity Europe in connection with assisting towards the satisfaction of the Conditions set out in paragraphs 2(a) and 2(d).

7.                                     Inducement Fee

7.1           lastminute.com shall pay to Sabre the Inducement Fee if, after the release of the Press Announcement:

(A)          prior to the date on which the Scheme lapses or is withdrawn or the Court declines to sanction such Scheme, an Alternative Proposal (or any amended version of any Alternative Proposal) is announced and such Alternative Proposal becomes wholly unconditional; or

(B)           Sabre or Travelocity Europe issues a Rule 2.5 announcement in respect of a takeover offer other than by way of the Scheme, and prior to the date on which such offer (or any revision thereof) lapses or is withdrawn, an Alternative Proposal (or any amended version of any Alternative Proposal) is announced and such Alternative Proposal becomes wholly unconditional; or

(C)           the directors of lastminute.com withdraw or adversely modify their recommendation to lastminute.com Shareholders to vote in favour of the Scheme and/or the lastminute.com EGM Resolutions, provided that Travelocity Europe does not withdraw or lapse its support for such Scheme other than in circumstances where (i) prior to an Alternative Proposal lapsing or being withdrawn the Court adjourns the Court Meeting and lastminute.com adjourns the lastminute.com EGM; and (ii) following such Alternative Proposal lapsing or having been withdrawn, the Court Meeting and lastminute.com EGM are not held within 28 days of such Alternative Proposal lapsing or being withdrawn; or

(D)          Sabre or Travelocity Europe issues a Rule 2.5 announcement in respect of a takeover offer other than by way of a Scheme and the directors of lastminute.com withdraw or adversely modify their recommendation to lastminute.com Shareholders to accept such offer (or any revision thereof), provided that following such withdrawal or adverse modification of the recommendation Sabre or Travelocity Europe (as the case may be) does not withdraw or lapse its offer (or any revision thereof) until either (i) at least 14 days after an Alternative Proposal has lapsed or been withdrawn, or (if a shorter period) (ii) the final day on which the Panel permits such offer to be declared unconditional as to acceptances; or

(E)           the Panel allows Travelocity Europe to withdraw its support for the Scheme, or if Sabre or Travelocity Europe has issued a Rule 2.5 announcement in respect of a takeover offer other than by way of a Scheme, the Panel allows Sabre or Travelocity Europe (as the case may be) to withdraw such offer, in either case, by reason of a breach of either of the Conditions set out in paragraphs 2(e) and 2(g) or by reason of this agreement being terminable under clause 11.1(A).

7.2           lastminute.com shall pay the Inducement Fee to Sabre by not later than the 5 Business Days following the date on which the Inducement Fee becomes due pursuant to paragraph 7.1.  Payment shall be made in immediately available funds (without any deduction or withholding and without regard to any lien, right of set-off, counterclaim or otherwise) to such bank account as may be notified to lastminute.com by Sabre for such purposes.

7.3           lastminute.com represents that it has not entered into any inducement fee or similar arrangement in connection with an Alternative Proposal with any third party which is not acting in concert with Sabre.  lastminute.com undertakes that it will not enter into any arrangement in respect of any inducement fee or similar arrangement in connection with an Alternative Proposal with any competing offeror except in the following circumstances:

(A)          the inducement fee or similar arrangement is not entered into until the date which is ten days after the announcement by the competing offeror of a firm intention to make an offer or a pre-conditional offer which is, in each case, at an offer price which is higher than the price offered by Travelocity Europe for the lastminute.com Shares (“a Competing Offer”); or

(B)           lastminute.com’s obligation to pay such fee has no effect if, prior to the date which is ten days after the announcement of a Competing Offer, Sabre or Travelocity Europe announces a revision of the terms of the Acquisition which provide for a price per lastminute.com share which is no less than the price offered by the competing offeror and the revised terms of the Acquisition are no less favourable to the lastminute.com Shareholders taking account of all the circumstances including, without limitation, the obligations to pay inducement fees to Sabre and (if Sabre or Travelocity Europe does not revise the terms of the Acquisition) a competing offeror.

7.4           The terms of any inducement fee agreed with a competing offeror shall be no more favourable to the competing offeror than the terms of the inducement fee provided for in this Clause 7.

7.5           lastminute.com shall not enter into any arrangement in respect of any inducement fee or similar arrangement in respect of an Alternative Proposal with more than the competing offeror.

8.                                     Non-Solicitation and competing offers

Subject to paragraph 8.2, lastminute.com undertakes that, after the release of the Press Announcement

(A)          it shall not, and shall procure that no other member of the lastminute.com Group, nor any director, employee, adviser or agent of lastminute.com nor any other member of the lastminute.com Group shall, directly or indirectly:

(i)            solicit, initiate or otherwise seek to procure any Alternative Proposal (including, without limitation, by disclosing due diligence information); or

(ii)           enter into or continue any discussions, negotiations, correspondence or arrangement relating to any Alternative Proposal (save to the extent that the directors of lastminute.com (having taken appropriate legal advice) reasonably consider that they would be in breach of their fiduciary duties not to do so); and

(B)           it shall notify Sabre immediately in writing of:

(i)            any approach that is made to it or any other member of the lastminute.com Group or to any of their respective directors, employees, advisers or agents in relation to any Alternative Proposal (including by someone who has previously approached lastminute.com or any other member of the lastminute.com Group), and shall keep Sabre informed as to the progress of any such approach; and

(ii)           any request for information received by it under Rule 20.2 of the Code;

(C)           once the directors are satisfied that the terms of an Alternative Proposal are no less favourable than the terms of the Acquisition and that the Alternative Proposal is capable of being implemented, it shall notify Sabre immediately in writing of the material terms of such Alternative Proposal; and

(D)          if an Alternative Proposal is announced for the lastminute.com Shares, it will not withdraw the Scheme for a period of 72 hours from the time of that announcement and if, within that time, Sabre communicates to lastminute.com a revision of the terms of the Acquisition, so that the terms of the Acquisition, as so revised, provide for a price in cash per lastminute.com share which is no less than the price offered under the competing offer, and the terms of the Acquisition, as so revised, are otherwise no less favourable to lastminute.com Shareholders than the terms of the competing offer taking into account all the circumstances, including, without limitation, any obligation to pay any inducement fee, the lastminute.com Directors will continue to recommend the Acquisition and withdraw any recommendation of the competing offer, provided however that nothing in this paragraph 8 shall preclude lastminute.com or its directors, employees, advisers and agents from providing to (a) any other party any information to the extent such information has been specifically requested by such other party and is required to be provided to such other party under Rule 20.2 of the Code or (b) any regulatory authority such information as it may duly require.

9.                                     Approvals and confirmation

9.1           Travelocity Europe, Sabre and lastminute.com confirm to each other that they have obtained all appropriate board authorities for the purpose of entering into this agreement and releasing the Press Announcement.

9.2           Having made due and careful enquiries of its directors, lastminute.com confirms to Sabre that it is not aware of any circumstances which would prevent any of the Conditions from being satisfied.

10.                              lastminute.com Long-Term Incentive Plan Awards

10.1         Upon the Scheme being sanctioned by the Court, it is acknowledged that the Remuneration Committee of the lastminute.com Board of Directors (the “Remuneration Committee”) would be entitled to release a proportion of the LTIP Awards, dependent on the satisfaction of the relevant performance targets on such date and taking into account the length of the relevant holding period completed at that date.  lastminute.com (on behalf of the Remuneration Committee) agrees that:

(A)          all outstanding LTIP Awards granted in 2004 will lapse or otherwise be cancelled; and

(B)           the Remuneration Committee will release a pro-rata portion of no more than 25 per cent. of the outstanding awards granted in 2005, in each case depending on the proportionate satisfaction of the relevant performance requirements on the date of release.  All other outstanding LTIP Awards granted in 2005 will lapse or otherwise be cancelled.

10.2         In exchange, Sabre agrees to procure that Sabre Holdings Corporation will grant stock awards of equivalent value under and subject to the rules of the Sabre Holdings Corporation 2005 Amended and Restated Long-Term Incentive Plan in replacement of all LTIP Awards which are not released and therefore lapse or are cancelled.  The replacement stock awards will have vesting provisions for performance-based vesting, upon achievement of specific financial performance criteria as well as a five year time-based vesting provision if the performance criteria are not met.

10.3         The parties agree that if Sabre or Travelocity Europe shall effect the Acquisition by way of a takeover offer (in accordance with either clause 3.7 or 3.8) references in this paragraph to the “Scheme” shall be read and construed as references to the “offer” and references to the “Scheme being sanctioned by the Court” shall be read and construed as references to such “offer becoming unconditional in all respects” and otherwise mutatis mutandis.

11.                              Termination

11.1         Without prejudice to the obligation to pay the Inducement Fee where such an obligation has arisen in accordance with clause 7 and subject as provided in clauses 11.2 and 11.3, this agreement shall terminate and all rights and obligations of Travelocity Europe, Sabre and lastminute.com hereunder shall cease forthwith, as follows:

(A)          by written notice from Travelocity Europe to lastminute.com following a breach of any of the covenants and obligations to be performed by lastminute.com pursuant to clause 6 provided in each case that (if the breach is remediable within the timeframe contemplated for effecting the Scheme) lastminute.com has been given such period as is reasonable in the light of that timetable (not exceeding 15 days) to remedy the same and has not so remedied it within such time;

(B)           if the Inducement Fee is paid under clause 7;

(C)           if the Scheme is not approved by the requisite majority of lastminute.com Shareholders at the Court Meeting of lastminute.com Shareholders or the lastminute.com EGM Resolutions is not passed by the requisite majority at the lastminute.com EGM; or

(D)          if Sabre or Travelocity Europe has made a takeover offer, the date on which that offer lapses or is withdrawn.

11.2         Travelocity Europe’s right of termination under clause 11.1(A) is subject to the following limitations:

(A)          the right must be exercised within 30 days (or such longer period as the Panel may agree) of Travelocity Europe becoming aware of the relevant breach; and

(B)           the right to terminate for a breach of any of the covenants and obligations to be performed by lastminute.com pursuant to clause 6 will only be capable of exercise if the circumstances are of such material significance to Travelocity Europe in the context of the Acquisition that the Panel permits the Scheme to be withdrawn.

11.3         If this agreement is terminated in accordance with this clause 11, the parties shall not have any right to claim damages for any prior breach of this agreement.  This clause 11.3 and clauses 12 to 24 shall survive termination.

12.                              Notices

12.1         A notice under this agreement shall only be effective if it is in writing. Any notice must be either delivered by hand or by same day courier.

12.2         Notices under this agreement shall be sent to a party at its address or number and for the attention of the individual set out below:

Party and title of individual	Address

lastminute.com	Attention: Company Secretary
39 Victoria Street
London
SW1H 0EE
United Kingdom

Sabre	Attention: General Counsel
3150 Sabre Drive
Southlake
Texas
United States

Travelocity Europe	Attention: Vice-President Legal
Services
23-59 Staines Road
Hounslow
Middlesex
TW3 3HF
United Kingdom

provided that a party may change its notice details on giving notice to the other parties of the change in accordance with this clause.

12.3         Any notice given under this agreement shall, in the absence of earlier receipt, be deemed to have been duly given as follows:

(A)          if delivered personally, on delivery; and

(B)           if sent by courier, on delivery.

12.4         Any notice given under this agreement outside Working Hours in the place to which it is addressed shall be deemed not to have been given until the start of the next period of Working Hours in such place.

13.                              Remedies and Waivers

13.1         No delay or omission by any party to this agreement in exercising any right, power or remedy provided by law or under this agreement shall:

(A)          affect that right, power or remedy; or

(B)           operate as a waiver of it.

13.2         The single or partial exercise of any right, power or remedy provided by law or under this agreement shall not preclude any other or further exercise of it or the exercise of any other right, power or remedy.

13.3         The rights, powers and remedies provided in this agreement are cumulative and not exclusive of any rights, powers and remedies provided by law.

13.4         Subject to clause 11.3 but otherwise without prejudice to any other rights and remedies which any party may have, each party acknowledges and agrees that damages would not be an adequate remedy for any breach by any party of the provisions of this agreement and any party shall be entitled to seek the remedies of injunction, specific performance and other equitable relief (and none of the parties shall contest the appropriateness or availability thereof), for any threatened or actual breach of any such provision of this agreement by any party and no proof of special damages shall be necessary for the enforcement by any party of the rights under this agreement.

14.                              Invalidity

If at any time any provision of this agreement is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, that shall not affect or impair:

(A)          the legality, validity or enforceability in that jurisdiction of any other provision of this agreement; or

(B)           the legality, validity or enforceability under the law of any other jurisdiction of that or any other provision of this agreement.

15.                              No Partnership

Nothing in this agreement and no action taken by the parties under this agreement shall constitute a partnership, association, joint venture or other co-operative entity between any of the parties.

16.                              Time of Essence

Except as otherwise expressly provided, time is of the essence of this agreement.

17.                              Contracts (Rights of Third Parties) Act 1999

The parties to this agreement do not intend that any term of this agreement should be enforceable, by virtue of the Contracts (Rights of Third Parties) Act 1999, by any person who is not a party to this agreement.

18.                              Assignment

No party shall assign all or any part of the benefit of, or its rights or benefits under, this agreement.

19.                              Announcements

19.1         Subject to sub-clause 19.2, no announcement (other than the Press Announcement) concerning the Scheme or any ancillary matter contemplated by this agreement shall be made by either party without the prior written approval of the other party, such approval not to be unreasonably withheld or delayed.  This clause 19.1 shall cease to apply if the lastminute.com Directors have withdrawn their recommendation to lastminute.com Shareholders to vote in favour of the Acquisition.

19.2         lastminute.com, Travelocity Europe and Sabre may each make such announcements as are required by:

(A)          the law of any relevant jurisdiction; or

(B)           any securities exchange or regulatory or governmental body to which either party is subject or submits, wherever situated, including (without limitation) the UKLA, the London Stock Exchange and the Panel, whether or not the requirement has the force of law, in which case the party concerned shall take all such steps as may be reasonable and practicable in the circumstances to agree the contents of such announcement with the other parties before making such announcement.

20.                              Costs and Expenses

Save as otherwise provided in this agreement, each party shall pay its own costs and expenses in relation to the negotiation and preparation of this agreement and the implementation of the transactions contemplated hereby.

21.                              Counterparts

21.1         This agreement may be executed in any number of counterparts, and by the parties on separate counterparts, but shall not be effective until each party has executed at least one counterpart.

21.2         Each counterpart shall constitute an original of this agreement, but all the counterparts shall together constitute but one and the same instrument.

22.                              Choice of Governing Law

This agreement is to be governed by and construed in accordance with English law.

23.                              Jurisdiction

23.1         Each of the parties to this agreement irrevocably agrees that the courts of England shall have jurisdiction to settle any disputes which may arise out of or in connection with this agreement and that accordingly any proceedings may be brought in the courts of England.

23.2         Each party irrevocably waives any objection which it may have now or hereafter to the laying of the venue of any proceedings in the courts of England and any claim that any such proceedings have been brought in an inconvenient forum and further irrevocably agrees that a judgement in any proceedings brought in the courts of England shall be conclusive and binding upon such party and may be enforced in the courts of England.

24.                              Agent for service of process

Sabre hereby appoints Travelocity Europe to be its agent for service of process in England and Wales in connection with any notice, writ, summons, order, judgment or other document relating to or in connection with any proceedings connected to this agreement.

IN WITNESS of which this document has been executed on the date which first appears on page 1 above.

Schedule 1
(Definitions)

1.1           In this agreement unless otherwise specified:

“Acquisition”	means the acquisition by Travelocity Europe of the lastminute.com Shares;

“Alternative Proposal”

means an offer (whether or not subject to pre-conditions) or possible offer put forward by any third party which is not acting in concert with Sabre in respect of, or for, the issued ordinary share capital of lastminute.com or the sale, or possible sale, of the whole or any material part, of the assets or undertaking of the lastminute.com Group, in each case howsoever it is proposed that such offer or proposal be implemented (whether, without limitation, by way of scheme of arrangement or otherwise);

“Bondholder Circular”	means the document to be posted to Bondholders setting out, inter alia, details of the Bondholder Resolution and the notice of meeting for the Bondholder Meeting;

“Bondholder Meeting”	means the meeting of Bondholders convened by the notice of meeting in the Bondholder Circular, including any adjournment thereof;

“Bondholder Resolution”

means the extraordinary resolution to be put to Bondholders seeking the immediate waiver of certain undertakings and approval to the cancellation of the Bonds with effect from and subject to the Effective Date or, in the event that an offer has been made, the date on which such offer becomes wholly unconditional;

“Bondholder”	means each holder of a unit of €1,000 of the Bonds;

“Bonds”	means the €102,582,000 6% convertible bonds due 2008;

“Business Day”	means any day other than a Saturday, Sunday or public holiday on which banks are generally open for business in London other than solely for trading and settlement in Euro;

“Code”	means the City Code on Takeovers and Mergers;

“Companies Act”	means the Companies Act 1985, as amended;

“Conditions”	means the conditions to implementation of the Scheme and the Acquisition set out in Appendix I in Part 2 of the Press Announcement, and “Condition” shall be construed accordingly;

“Court Meeting”	means the meeting of the lastminute.com Shareholders to be convened by order of the Court pursuant to section 425 of the Companies Act, including any adjournment thereof;

“Court”	means the High Court of Justice in England and Wales;

“Effective Date”	means the date on which the Scheme becomes effective in accordance with its terms;

“Hearing”	means the final hearing of the Scheme by the Court at which the Order is granted;

“Inducement Fee”

means one per cent. of the value of the offer calculated by reference to the number of lastminute.com Shares in the Diluted Share Capital (as defined in the Press Announcement), together with an amount in respect of any VAT recoverable by lastminute.com (if applicable);

“lastminute.com Directors”	means the directors of lastminute.com at the date of this document (or, as the context admits, at the date of the Press Announcement);

“lastminute.com EGM Resolutions”

means the special resolutions to approve, amongst other things, the cancellation of the entire issued share capital of lastminute.com (unless, prior to the date of the lastminute.com EGM, Sabre has elected to designate all of the shares which are the subject of the Scheme as Transfer Shares), the alteration of lastminute.com’s articles of association and such other matters as may be necessary to implement the Scheme;

“lastminute.com EGM”

means the extraordinary general meeting of lastminute.com to be convened in connection with the Scheme to be held on the same date as the Court Meeting to consider and, if thought fit, approve the lastminute.com EGM Resolutions, including any adjournment of that meeting;

“lastminute.com Group”	means lastminute.com, its subsidiaries and subsidiary undertakings, and “member of the lastminute.com Group” shall be construed accordingly;

“lastminute.com Share Schemes”

means the lastminute.com 1998 unapproved executive share option scheme, the 1999 unapproved executive share option scheme, the lastminute.com 2000 unapproved executive share option scheme, the lastminute.com 2000 approved executive share option scheme, the lastminute.com long term incentive plan, the lastminute.com share incentive plan, the lastminute.com non-executive share option scheme 2000, the lastminute.com Annual Share Bonus Plan, the lastminute.com Staff Annual Bonus Scheme and the lastminute.com Sharesave scheme dated 14 February 2002;

“lastminute.com Shareholder”	means a holder of a lastminute.com Share;

“lastminute.com Shares”	means the ordinary shares of one pence each in the capital of lastminute.com;

“London Stock Exchange”	means London Stock Exchange plc;

“LTIP”	means the lastminute.com long-term incentive plan;

“LTIP Awards”	means the award of the right to lastminute.com Shares in accordance with the terms of the LTIP;

“Order”	means the order of the Court sanctioning the Scheme under section 425 of the Companies Act and confirming any associated reduction of capital;

“Panel”	means the Panel on Takeovers and Mergers;

“Press Announcement”	means the draft press announcement set out in Schedule 2;

“Record Date”	means the close of business on the Business Day immediately preceding the date on which the Court shall sanction the Scheme and confirm the reduction of capital which forms part of it;

“Sabre Group”	means Sabre Holdings Corporation, its subsidiaries and subsidiary undertakings;

“Scheme”	means the scheme of arrangement under section 425 of the Companies Act between lastminute.com and the lastminute.com Shareholders to implement the Acquisition;

“Scheme Document”	means the document to be posted to lastminute.com Shareholders and others containing, inter alia, the Scheme and the notice of meeting for each of the Court Meeting and the lastminute.com EGM;

“Transfer Shares”

means those lastminute.com Shares which are designated as “Transfer Shares” for the purposes of the Scheme and which will not be cancelled but will be transferred to Travelocity Europe pursuant to the Scheme;

“Trustee”	means J.P. Morgan Corporate Trustee Services Limited;

“UKLA”	means the UK Listing Authority, being the Financial Services Authority in its capacity as the competent authority for the purposes of the Financial Services and Markets Act 2000; and

“Working Hours”	means 9.30 a.m. to 5.30 p.m. on a Business Day.

1.2           In this agreement, unless otherwise specified:

(A)          references to clauses, sub-clauses and schedules are to clauses and sub-clauses of, and schedules to, this agreement;

(B)           use of any gender includes the other gender;

(C)           any word or expression defined in the Companies Act and not defined in this agreement shall have the meaning given in the Companies Act;

(D)          when used in this agreement, the expressions “acting in concert”, “control” and “offer” shall have the meanings given in the Code and the expressions “subsidiary” and “subsidiary undertaking” shall have the meanings given in the Companies Act;

(E)           references to a “company” shall be construed so as to include any company, corporation or other body corporate, wherever and however incorporated or established;

(F)           references to a “person” shall be construed so as to include any individual, firm, company, government, state or agency of a state, local or municipal authority or government body or any joint venture, association or partnership (whether or not having separate legal personality);

(G)           a reference to any statute or statutory provision shall be construed as a reference to the same as it may have been, or may from time to time be, amended, modified or re-enacted;

(H)          any reference to a “day” (including within the phrase “Business Day”) shall mean a period of 24 hours running from midnight to midnight;

(I)            references to times are to London time;

(J)            a reference to any other document referred to in this agreement is a reference to that other document as amended, varied, novated or supplemented at any time; and

(K)          (i)            the rule known as the ejusdem generis rule shall not apply and accordingly general words introduced by the word “other” shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things; and

(ii)           general words shall not be given a restrictive meaning by reason of the fact that they are followed by particular examples intended to be embraced by the general words; and

(L)           references to “£” and “sterling” are to the lawful currency of the United Kingdom.

1.3           All headings and titles are inserted for convenience only.  They are to be ignored in the interpretation of this agreement.

Schedule 2
(Press Announcement)

Executed	)	/s/ Brent Hoberman
by	)
acting for and on behalf of	)
lastminute.com plc	)

Executed	)	/s/ Michael S. Gilliland
by	)
acting for and on behalf of Travelocity Europe	)
Limited	)

Executed	)	/s/ Michael S. Gilliland
by	)
acting for and on behalf of	)
Sabre Inc.	)